Sean M. Clayton +1 858 550 6034 sclayton@cooley.com	VIA EDGAR AND COURIER

May 27, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tim Buchmiller

Mary Beth Bresling

Re:	Poseida Therapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted April 17, 2020

CIK No. 0001661460

Ladies and Gentlemen:

Please find enclosed on behalf of our client, Poseida Therapeutics, Inc., a Delaware corporation (the “Company”), an amendment (“Amendment No. 1”) to the Company’s confidential draft registration statement on Form S-1 originally submitted to the Securities and Exchange Commission (the “Commission”) on April 17, 2020 (the “Original Draft Registration Statement”). The copy of Amendment No. 1 that is enclosed with the paper copy of this letter is marked to show changes from the Original Draft Registration Statement.

Amendment No. 1 is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated May 14, 2020 with respect to the Original Draft Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Amendment No. 1.

Staff Comments and Company Responses

Prospectus Summary; Company Overview, page 1

1.

We note your disclosure on page 1 that you are currently evaluating P-BCMA-101 in a potentially registrational Phase 2 clinical trial. Please revise to clarify what you mean by the term “registrational clinical trial.” Please revise to disclose whether you have received any indication from the FDA that your Phase 2 clinical trial will be treated as a registrational clinical trial such that a Phase 3 trial will not be required.

Response:    The Company acknowledges the Staff’s comment and has revised its disclosure on pages 1 and 112 of Amendment No. 1 in response to the Staff’s comment.

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Page Two

CAR-T for Oncology

P-BCMA-101, page 5

2.

Please revise to limit the discussion of pre-clinical and clinical trial results in your prospectus summary to the endpoints of the trial and whether they were met. For example, we note you characterize the interim results of the Phase 1 trial for your candidate P-BCMA-101 as “encouraging, with strong response rates and duration of responses.”

Response:    The Company acknowledges the Staff’s comment and respectfully advises the Staff that with respect to the Company’s preclinical studies, there were not pre-specified endpoints, and therefore the Company can only describe the results of the studies as opposed to specific endpoints or whether those endpoints were met. With respect to the Company’s ongoing Phase 1 clinical trial of its P-BCMA-101 product candidate, the Company advises the Staff that the endpoints of the clinical trial are safety and dose-finding and evaluation of certain anti-tumor measurements (including tumor responses measured by RESIST criteria and duration of responses), but these endpoints do not have associated criteria for being “met” or not in the Phase 1 clinical trial. In addition, the Company advises the Staff that the clinical trial is ongoing and therefore no final determination of the endpoints is possible. The Company nonetheless believes that the interim results from this trial are highly material to investors and has therefore endeavored to provide a complete summary of the results observed with respect to tumor responses and safety profile of the product candidate. In the portions of Amendment No. 1 where it is not practical to recite the complete interim data that is presented within the “Business” section, the Company has described the results in a qualitative fashion that it believes is accurate and fair, and has clearly identified the results as “interim” results. In addition, the Company has provided disclosure throughout Amendment No. 1 indicating that final results from the Phase 1 trial may not be consistent with the interim results to date, in particular within the risk factor entitled “Interim, topline and preliminary data from our clinical trials may change as more patient data become available, and are subject to audit and verification procedures that could result in material changes in the final data.”

3.

To the extent that you have not conducted head-to-head clinical trials, please revise your disclosure to remove comparisons of your product candidates to other treatments, products and product candidates. As but one example, we note your statement on page 5 that you have seen “a highly differentiated tolerability profile compared to other CAR-T approaches.”

Response:    The Company has revised its disclosures throughout Amendment No. 1, including, but not limited to, the specific reference in comment 3.

Our Pipeline, page 5

4.	Please revise your pipeline chart here and on page 115 to identify the product candidate listed as “undisclosed” or remove this candidate from the chart.

Response:    The Company acknowledges the Staff’s comment and respectfully advises the Staff that the referenced product candidate is disclosed as a Dual CAR Allogeneic CAR-T product candidate being developed for the treatment of multiple solid tumors. Only the specific receptors targeted by the product candidate are undisclosed at this time, for competitive reasons. Therefore, the Company respectfully advises the Staff that the information provided for this product candidate and its stage of development warrant inclusion in the pipeline chart. The Company also believes that it would be beneficial to investors

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Page Three

to have a complete depiction of the Company’s product candidates that are in preclinical or later stages of development, rather than exclude one candidate that, but for the specific receptors being targeted, is otherwise described in the same level of detail as the Company’s other preclinical product candidates.

Use of Proceeds, Page 81

5.

Please ensure that your disclosure regarding the proceeds to be used for your product candidates in clinical development describes how far in the development process you estimate the allocated proceeds from this offering will enable you to reach. Also include an estimate of the amount and sources of other funds necessary for the development of your product candidates as we note your disclosure that the proceeds from this offering will be insufficient to fund any of your product candidates through regulatory approval.

Response:    The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will supplement its use of proceeds disclosure to include an estimate of how far in the development process the allocated proceeds will allow it to reach once it has a more accurate estimate of the size and timing of the offering. With respect to the amount and sources of other funds necessary for the development of the Company’s product candidates, the Company respectfully advises the Staff that it is unable to estimate these amounts due to the stage of development of its product candidates. In particular, the cost and timing of completing development of any product candidate will vary widely depending on the outcome of on-going and future preclinical studies and clinical trials, as well as future guidance from the FDA and other regulatory authorities as to the number, scope and design of clinical trials that will be necessary to support regulatory applications. Due to these uncertainties, the lack of a basis from which to make reasonable assumptions, the myriad of possible outcomes and the substantial impact any one of them could have on the total development costs for any product candidate, the Company believes it would be misleading to investors to attempt to provide an estimate of these costs at this time.

Capitalization, page 83

6.	Please revise the table to include debt as part of your capitalization.

Response:    The Company acknowledges the Staff’s comment and has revised its disclosure on page 84 of Amendment No. 1 in response to the Staff’s comment.

Management’s Discussion and Analysis, page 91

Components of Our Results of Operations, page 95

7.

On page 96 you state “[w]e track external costs by the stage of program, clinical or preclinical” but that internal costs are not tracked on a specific program basis. Please revise to disclose external costs by product candidate for all periods presented or direct us to that disclosure.

Response:    The Company acknowledges the Staff’s comment and respectfully advises the Staff that while the Company tracks external research and development expenses by the stage of program (clinical or preclinical) as a way of monitoring external costs, such expenses represent only a portion of the total costs related to each program, let alone each product candidate within a program. For example, the Company does not track internal research and development expenses, such as personnel-related costs and facility costs, on a specific program-by-program basis, let alone a product candidate-by-product candidate basis. The Company therefore believes that providing investors with the level of detail reflected on page 95 of Amendment No. 1 affords investors sufficient insight into the Company’s research and development expenses, and is consistent with the manner in which management

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Page Four

evaluates the Company’s research and development expenses and the presentation of many other public life sciences companies. The Company also believes that additional disclosure would not be meaningful to an investor’s investment decision with respect to the Company’s securities and could potentially be misleading. Moreover, the Company respectfully advises the Staff that while the research and development expenses table on page 100 of Amendment No. 1 only lists “Clinical stage programs” at this time, that is because the Company’s only program currently in clinical stage is its Autologous program (as is noted in the footnote to such table). Going forward as the Company’s other programs, such as its Allogeneic program, Dual CAR Allogenic program or Gene Therapy program enter the clinic, the Company respectfully advises the Staff that it plans on further breaking out its external clinical stage program costs for investors by program at that time.

Critical Accounting Policies and Significant Judgments and Estimates, page 104

8.

We note the options awarded during 2019 to certain of your executives (page 193) and directors (page 205). Please revise to disclose the extent to which any stock-based compensation has been awarded during 2020. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the valuations of your common stock leading up to the initial public offering and the estimated offering price for any grants subsequent to September 2019. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

Response:    The Company acknowledges the Staff’s comment and respectfully advises the Staff that at this time there have not been any equity awards granted to executive officers or directors during 2020, but that any such grants made prior to the initial public offering will be disclosed. In addition, the Company confirms that it will provide an analysis explaining the reasons for the differences between recent valuations of its common stock leading up to the initial public offering and the midpoint of the estimated offering price range once the Company has an estimated offering price range.

Safety, page 127

9.	Please indicate the clinical symptoms of neurotoxicity seen in early-generation CAR-T treatments and that your product candidates are trying to reduce.

Response:    The Company acknowledges the Staff’s comment and has revised its disclosure on page 129 of Amendment No. 1 in response to the Staff’s comment.

Interim Safety Results, page 139

10.

Please expand to disclose, or revise to clarify that you have disclosed, all treatment-emergent serious adverse events reported rather than those that were commonly reported. In addition, where you note that some SAEs were “not generally believed to be related to CAR-T therapies,” please clarify if this is your belief or the conclusion of the trial investigator.

Response:    The Company acknowledges the Staff’s comment and has revised its disclosure beginning on page 141 of Amendment No. 1 in response to the Staff’s comment.

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Page Five

Potential Additional Programs and Partnership Opportunities, page 160

11.

We note your disclosure that CAR-T may be used as a safe and non-myeloablative preconditioning regimen for stem cell transplants. If the FDA has not approved your products for such use, please remove any disclosure that your products are safe or effective as these determinations are within the authority of the FDA and comparable regulatory bodies. Please make similar revisions throughout your prospectus. For instance, we note the statements on page 5 describing the piggyBac platform as a “safer delivery vehicle” than AAV and its ability to permanently integrate into DNA.

Response:    The Company acknowledges the Staff’s comment and has revised its disclosures throughout Amendment No. 1, including, but not limited to, the specific references in comment 11.

Company-Owned Intellectual Property, page 165

12.

For the patent described in second to last sentence of the last paragraph of this section, please disclose the duration of the patent. Please also disclose the jurisdictions and expected duration of the patents described in the last sentence of the last paragraph of this section. Also disclose the type of patent protection (e.g., composition of matter, use or process) for these patents.

Response:    The Company acknowledges the Staff’s comment and has revised its disclosure on page 168 of Amendment No. 1 in response to the Staff’s comment.

License Agreement with Genus Oncology, page 168

13.

Please briefly describe any of the material terms of the rights retained by the upstream licensor and the rights of the U.S. government referred to in the first paragraph of this section. If there are any material march-in-rights, address the portion of your business that would be impacted by exercise of such rights, and describe the conditions which might prompt the U.S. government to exercise any such rights. Include risk factor disclosure if appropriate.

Response:    The Company acknowledges the Staff’s comment and respectfully advises the Staff that the retained rights of the upstream licensor are not material to the Company’s business and the retained rights pertain only to the ability of the upstream licensor to conduct research activities and do not limit the Company’s ability to pursue its programs and product candidates. With respect to the march-in rights, the Company respectfully advises the Staff that the rights are not material to the Company due to the fact that the license pertains only to certain binders used in certain product candidates, but in each case multiple other aspects of each product candidate are covered by other patents and other intellectual property of the Company that are not subject to march-in rights. Therefore, in the event that the U.S. government exercised any march-in rights and licensed the binders to additional parties, it would not have a material impact on the Company’s ability to protect its product candidates through intellectual property rights or otherwise.

License Agreements with Transposagen and Hera, page 169

14.	Please refer to Item 601(b)(10) of Regulation S-K and provide us with your analysis of why the agreements referenced in this section should not be filed as exhibits to your registration statement.

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Page Six

Response:    The Company acknowledges the Staff’s comment and respectfully advises the Staff that the license and trademark agreements entered into in connection with the spin-out of the Company from Transposagen Biopharmaceuticals (each, a “Related Party License”) are not material to the Company and are made in the ordinary course of business. Each Related Party License is limited to a field of use that the Company does not operate in and does not plan to pursue in the future and also does not (i) impose any diligence, efforts or similar obligation on the Company or (ii) include any material financial obligations, such as milestones or royalty payments, to or from the Company. Further, and in light of the absence of material obligations or payment rights, the Company respectfully submits that filing the Related Party Licenses would not provide any material information to investors that is not already included in the Original Draft Registration Statement.

Policies and Procedures for Related Party Transactions, page 212

15.	Please disclose the standards that will be applied in determining whether to approve any of the transactions described in this section. Refer to Item 404(b)(1)(ii) of Regulation SK.

Response:    The Company acknowledges the Staff’s comment and has revised its disclosure on page 214 of Amendment No. 1 in response to the Staff’s comment.

Choice of Forum, page 219

16.

We note your exclusive forum provision is intended to designate the Court of Chancery of the State of Delaware as the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, unless you consent in writing to the selection of an alternative forum. Please revise your disclosure to state that investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Response:    The Company acknowledges the Staff’s comment and has revised its disclosure on pages 76 and 221 of Amendment No. 1 in response to the Staff’s comment.

General

17.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:    The Company acknowledges the Staff’s comment and is providing to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that will be used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials will only be made available for viewing by potential investors during the Company’s presentations, and no copies will be retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of or included in, Amendment No. 1. Additionally, pursuant to Rule 418(b) under the Securities Act, the Company requests that the Staff please return such copies to the Company upon completion of the Staff’s review.

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Page Seven

To the extent the Company conducts additional meetings, it expects to use the same or similar materials, and the Company undertakes to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of such communications.

*            *             *

The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to me at (858) 550-6034.

Sincerely,

/s/ Sean M. Clayton

Sean M. Clayton

cc:	Eric Ostertag, Poseida Therapeutics, Inc.

Mark Gergen, Poseida Therapeutics, Inc.

Charles S. Kim, Cooley LLP

Cheston J. Larson, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP

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